

Mail Stop 3010

January 5, 2010

Mr. Sal Gilbertie, President
Teucrium Trading, LLC
232 Hidden Lake Road, Building A
Brattleboro, Vermont 05301

> **Re: Teucrium Commodity Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 4, 2009**
> **File No. 333-162033**

Dear Mr. Gilbertie:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page of the prospectus

1.　　We note your response to comment 3 of our letter dated October 20, 2009 and your revised disclosure. We reissue our prior comment. Please clearly disclose the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K. Please note that, in addition to this date, you may also include qualifying language that the offering may end sooner or be extended as pursuant to the rules of the Securities Act.

Prospectus Summary

Overview of the Fund, page 1

2.   We note your disclosure that the fund may invest in "other corn-based contracts and instruments, such as cash-settled options on Corn Futures Contracts and forward contracts, swaps, and other over-the-counter transactions that are based on the price of corn and Corn Futures Contracts." Please describe in greater detail here or in the offering section the other over-the-counter transactions that the fund may invest in.

The Offering
Operation of the Fund, page 39

3.   We note your response and revised disclosure in response to previous comments 6 and 9. In light of your assertions that your sponsor employs a "'neutral' investment strategy," and that your sponsor exercises substantial discretion and could enter into arrangements on behalf of the fund that "would not be expected to precisely track the performance of the Benchmark," please further revise your disclosure to clarify, in plain English, what constitutes a "material deviation" between the fund's performance and that of the benchmark so that investors may fully understand your sponsor's ability to alter and/or deviate from the investment objective.

The Fund's Investment Strategy, page 42

4.   We note your disclosure on page 43 that the fund "will invest in Other Corn Interests, such as swaps, in the over-the-counter market to a potentially significant degree." Please describe whether the fund will invest in swaps to a potentially significant degree or some other corn interests. If you mean something other than swaps, please disclose the types of instruments or transactions. Also describe why the fund may potentially invest in these Other Corn Interests to a potentially significant degree.

Over-the-Counter Derivatives, page 46

5.   Please describe in greater detail the principal terms of the swap agreements that the fund may enter into.

6.   Please describe who the counterparties may be if they are affiliates of banks, broker-dealers, insurance companies or others listed on page 46.

7.   Please describe in greater detail the persons you list on page 46 such as "producers, users or traders of corn, whether or not regulated by the CFTC."

Use of proceeds, page 63

8.   Please provide your anticipated holdings in each targeted asset class. For example, please disclose the amounts that would be invested in corn futures contracts, forward contracts, swaps or other over-the-counter transactions.

The Sponsor Has Conflicts of Interest, page 72

9.   We note your response to previous comment 13 regarding Messrs. Gilbertie's and Riker's respective management obligations to the Sponsor; however, it remains unclear from your revised disclosure how much time your Sponsor's principals, officers and employees will devote to your endeavors. You state that your Sponsor has sufficient resources such that it will discharge its responsibilities to you "in a fair manner," yet, in light of your disclosure that your Sponsor may manage other commodity pools, you have not provided sufficient detail to quantify this assertion so that investors may ascertain and appreciate the commitment of your affiliates to your business. Please revise accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: W. Thomas Conner, Esq.
        Sutherland Asbill & Brennan LLP *(via facsimile)*